Snipp Announces Q4, 2018 as the Largest Quarter of Sales Booking in

Company History With Sales of $4.5MM

TORONTO, Jan. 08, 2019 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX-V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it achieved US$4.5MM in sales bookings in the recently concluded 4th Quarter of 2018, the largest quarterly bookings in company history. In terms of annual bookings, 2018 was also a record year for Snipp in other categories, as the Company exceeded US$15MM in annual sales bookings for the first time ever and set a new record for number of programs sold at over 320 with a bookings margin of 75%.

The deals are with 45 different clients for brands in 20 unique industries ranging from CPG, to alcohol, electronics and pharma. In addition, 2018 also marked Snipp’s foray into in a number of new market segments including equine feeds, hospitality, firearms and malls. The programs leverage the entire Snipp suite of technology and marketing solutions from promotions to rewards to rebates and loyalty.

“We are thrilled to have achieved yet another record breaking quarter of sales bookings during a year in which our momentum built in each successive quarter. We are on pace to achieve new milestones in 2019 given we ended the year forecasting a profitable fourth quarter and with over US$1.5MM of cash in the bank with no debt on our balance sheet,” said Atul Sabharwal, Chief Executive Officer at Snipp. “We are particularly proud of the widening variety of industries that we now serve, a validation of the versatility of our suite of technology and marketing solutions. Based on our sales forecasts, we believe that our customer base will grow even more diverse in the coming year. Once again I attribute this success to the passion and talent that drives our team to understand market needs in order to design best-in-class solutions for our customers. I would personally like to thank all our valued customers, partners and investors for their support and look forward to continued support as we enter 2019 with a renewed commitment to deliver greater value.”

While the figures mentioned above reflect the total revenues booked, please note that the projects are spread across multiple time periods and the timing of the revenues will be recognized per Snipp’s established revenue recognition policies.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive

Jaisun Garcha

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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